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FEB 25 2022
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SEC FILE NUMBER
a-53591

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Passco Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2050 Main Street, Suite 650
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas B. Jahncke	949-263-7904	tjahncke@passcocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ronald Blue & Co. CPAs & Consultants
(Name – if individual, state last, first, and middle name)

1551 N. Tustin Avenue, Suite 1000	Santa Ana	CA	92705
(Address)	(City)	(State)	(Zip Code)

11/05/2009	3762
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas B. Jahncke, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Passco Capital, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

SEE ATTACHED NOTARY CERTIFICATE

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
) **SS**
COUNTY OF ORANGE)

On February 16, 2022, before me, V. Chatzipantsios, Notary Public, personally appeared Thomas B. Jahncke, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: ______________________

My Commission Expires on: April 29, 2023

V. CHATZIPANTSIOS
Notary Public - California
Orange County
Commission # 2286950
My Comm. Expires Apr 29, 2023

Place Notary Seal Above

PASSCO CAPITAL, INC.
FINANCIAL STATEMENTS WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2021

PASSCO CAPITAL, INC.

December 31, 2021

TABLE OF CONTENTS

RonaldBlue&Co.® | CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Passco Capital, Inc.
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Passco Capital, Inc. (the Company) as of December 31, 2021, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Passco Capital, Inc.'s auditor since 2002.

Ronald Blue & Co. CPAs

Santa Ana, California
February 22, 2022

PASSCO CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	$ 315,328
Prepaid expenses	48,100
State income tax receivable	97
Accounts receivable other	2,506
Total assets	$ 366,031

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 159,900
Federal income tax payable	1,290
Total liabilities	161,190
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid in capital	8,000
Retained earnings	186,841
Total stockholder's equity	204,841
Total liabilities and stockholder's equity	$ 366,031

See accompanying notes and report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2021

Revenue	
Sales commissions	$ 25,255,330
Due diligence fee	2,397,366
Lead underwriter fee	5,992,733
Marketing allowance	4,832,020
Total revenue	38,477,449
Operating expenses	
Commissions	31,966,090
Consulting fees	650,000
Due diligence fee	908,019
Marketing allowance	4,641,120
Marketing and Advertising	24,282
Office expenses	45,714
Outside services	217,450
Total operating expenses	38,452,675
Income before provision for income taxes	24,774
Provision for income taxes	7,080
Net income (loss)	$ 17,694

See accompanying notes and report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances, December 31, 2020	$ 10,000	$ 8,000	$ 169,147	$ 187,147
Net income (loss)	-	-	17,694	17,694
Balances, December 31, 2021	$ 10,000	$ 8,000	$ 186,841	$ 204,841

See accompanying notes and report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2021

For the year ended December 31, 2021, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

Cash flows from operating activities	
Net income (loss)	$ 17,694
Changes in operating assets and liabilities:	
Accounts receivable other	(2,506)
State income tax receivable	(97)
Prepaid expenses	(1,132)
Accounts payable	156,269
Federal income tax payable	1,290
Net cash change from operating activities	171,518
Net change in cash and cash equivalents	171,518
Cash and cash equivalents, beginning of year	143,810
Cash and cash equivalents, end of year	$ 315,328
Supplemental disclosure of cash flow information	
Cash paid for:	
Income taxes	$ 7,080
Interest	$ -

There were no investing, financing or non-cash activities for the year ended December 31, 2021.

See accompanying notes and report of independent registered public accounting firm

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1 – Summary of significant accounting policies

Organization and nature of business

Passco Capital, Inc. (the Company), a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exempted provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided Delaware statutory trust (DST) and limited liability company (LLC) membership interests.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Revenue recognition

Substantially all the revenue of the Company consists of commissions, due diligence fees, lead underwriter fees, and marketing allowance fees from the sale of undivided DST and LLC membership interests. Revenue is recorded upon the sale of these interests.

The Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which affects all entities—public, private, and not-for-profit—that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example: leases and insurance contracts). There has been no material impact on the Company's results of operations or financial position upon adoption of the standard.

Note 1 – Summary of significant accounting policies (continued)

Concentrations

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings and sale of undivided DST and LLC membership interests for Passco Companies, LLC. See Note 3 for related party disclosure.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, on December 31, 2021, the Company had net capital of $154,138 which was $143,392 in excess of its required minimum net capital. The Company's aggregate indebtedness to net capital ratio was 104.58% on December 31, 2021.

Note 3 – Related party transactions

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $25,255,330, from the sale of undivided DST and LLC membership interests for the year ended December 31, 2021.

Note 3 – Related party transactions (continued)

The Company has entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, IT service, software fees and office supplies of the Company. During the year ended December 31, 2021, the Company paid Passco Companies, LLC $53,470 for expenses related to the sharing agreement. The Company paid $650,000 in consulting fees and $7,029,707 in commissions that are not related to the expense sharing agreement. Additionally, Passco Companies LLC will enter into all lease agreements and the Company has no lease agreements to disclose.

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2021, consisted of the following:

Federal	$ 4,890
State	2,190
	$ 7,080

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2021, the Company's tax years for 2017, 2018, 2019 and 2020 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2021, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2017.

Note 5 – Commitments and contingencies

Management is not aware of any claims or assessments that would have a material adverse effect on the Company's financial position. There are no additional commitments or contingencies that are not disclosed.

Note 6 – COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic. The Company is operating on a hybrid schedule with employees back in the office three days a week. There has been no change in service to our clients and the company has taken appropriate steps to protect the health and wellbeing of our employees. Management does not expect the anticipated impact of COVID-19 to materially change the relationship between revenues and operating costs.

Note 7 – Subsequent events

Management has evaluated subsequent events through February 22, 2022, the date on which the financial statements management available to be issued.

PASSCO CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Computation of net capital

Total stockholder's equity	$ 204,841
Deduct nonallowable assets	(50,703)
Net capital	$ 154,138

Aggregate indebtedness

Items included in statement of financial condition:	
Other accounts payable	$ 161,190
Total aggregate indebtedness	$ 161,190
Ratio: Aggregate indebtedness to net capital	104.58%

Computation of basic net capital requirement

Minimum dollar net capital required	
Company	$ 5,000
$6\frac{2}{3}\%$ of total aggregate indebtedness	10,746
Minimum dollar net capital required	10,746
Excess net capital	143,392
Net capital less 10% of total aggregate indebtedness	138,019
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 154,138

No material differences were noted between management the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT UNDER RULE 17A-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2021, with the final audit report attached.

See report of independent registered public accounting firm

PASSCO CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.

See report of independent registered public accounting firm

PASSCO CAPITAL, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.

See report of independent registered public accounting firm

RonaldBlue&Co.® | CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Passco Capital, Inc. is responsible for its Form SIPC-7 and for its compliance with the instructions on FORM SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with. We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co. CPAs

Santa Ana, California
February 22, 2022

PASSCO CAPITAL, INC.

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Wire #	Wire Date	Vendor Name	Amount
004990	7/28/2021	Securities Investor Protection Corp	$ 6,858.04
005414	2/16/2022	Securities Investor Protection Corp	13,452.56
		Total payments made	$ 20,310.60

RonaldBlue&Co.® | CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have reviewed management's statements, included in the accompanying Passco Capital, Inc's Exemption Report, in which (1) Passco Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Passco Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Passco Capital, Inc. stated that Passco Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Passco Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Passco Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co. CPAs

Santa Ana, California
February 22, 2022

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500

PASSCO

Passco Capital, Inc.'s Exemption Report

Passco Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas B. Jahncke, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Passco Capital, Inc.

Thomas B. Jahncke, President

February 10, 2022